UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Results of the 39th Annual General Meeting of Shareholders

On March 22, 2024, LG Display Co., Ltd. held its 39th Annual General Meeting of Shareholders for the fiscal year 2023. All of the following five agenda items for approval were approved as originally proposed.

1. The Consolidated and Separate Financial Statements as of and for the fiscal year ended December 31, 2023

2. Amendment to the Articles of Incorporation

3. Appointment of Inside Director*

4. Appointment of Outside Director for Audit Committee Member*

5. Remuneration Limit for Directors in 2024

* Details of Directors:

1. Name: Chuldong Jeong (Inside Director)

1) Date of birth: May, 1961

2) Candidate for Outside Director: None

3) Nominator: Board of Directors

4) Appointment Term: 3 years

5) Type of appointment: Newly appointed

6) Main experience

▪ CEO, President of LG Innotek (2018~2023)

▪ Head of I&E Materials Business Unit of LG Chemical (2016~2018)

7) Present position: CEO, President of LG Display (2023~)

8) Business Transaction with LG Display during the last 3 years: None

2. Name: Doocheol Moon (Outside Director for Audit Committee Member)

1) Date of birth: November, 1967

2) Candidate for Outside Director: Yes

3) Nominator: Outside Director Nomination Committee

4) Appointment Term: 3 years

5) Type of appointment: Reappointed

6) Main experience

▪ Member of Evaluation Committee, Korea Commission for Corporate Partnership

▪ Vice-president, The Korean Association for Government Accounting

7) Present position: Professor, School of Business, Yonsei University (2007~)

8) Business Transaction with LG Display during the last 3 years: None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 22, 2024 By: /s/ Suk Heo

(Signature)

Name: Suk Heo

Title: Director / Head of IR Division